February 18, 2026

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
11500 Metric Blvd, Suite 430
Austin, TX 78758

       Re: Virtuix Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted February 11, 2026
           CIK No. 0001606242
Dear Jan Goetgeluk:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Michael Blankenship